Exhibit (g)

CERTAIN INFORMATION RELATING TO KFW’S DEBT SECURITIES

The following information relates to certain U.S. federal income tax consequences of owning the securities described in KfW’s prospectus dated August 9, 2012 and supplements the disclosure under the caption “United States Taxation” set forth in that prospectus.

Additional Information on United States Taxation

Final regulations released by the U.S. Department of the Treasury on January 17, 2013 state that Foreign Account Tax Compliance Act (“FATCA”) withholding as described in the prospectus under “United States Taxation—Foreign Account Tax Compliance Withholding” will generally not apply to obligations that are issued prior to January 1, 2014. Therefore, notes issued before January 1, 2014 will not be subject to FATCA withholding.